UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

September 4, 2012

Commission File Number: 001-35548

EDWARDS GROUP LIMITED

(Name of Registrant)

Manor Royal

Crawley

West Sussex

RH10 9LW

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION FILED WITH THIS REPORT

Exhibit No.	Description

Exhibit 99.1	Press Release, dated September 4, 2012, announcing participation in September Investment Conference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated:	September 4th, 2012	EDWARDS GROUP LIMITED
		By:	/s/ Adam Ramsay
		Name:	ADAM RAMSAY
		Title:	LEGAL DIRECTOR

Exhibit Index

Exhibit No.	Description

Exhibit 99.1	Press Release, dated September 4, 2012, announcing participation in September Investment Conference.